Exhibit 99.1




Alcon

Looking Ahead
2008 Annual Report





Looking Ahead

Since its founding more than 60 years ago, Alcon has grown to become a clear leader in eye care by always looking ahead to the future needs of doctors and their patients. With our global footprint and broad product offerings, we are uniquely positioned to benefit from potential growth in demand for new products that will preserve, restore and enhance vision.



(from left to right) ***Ed McGough**, Senior Vice President, Global Manufacturing and Technical Operations;* ***Richard J. Croarkin**, Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer;* ***Sabri Markabi, M.D.**, Senior Vice President, Research and Development and Chief Medical Officer;* ***Cary Rayment**, Chairman, President and Chief Executive Officer;* ***Elaine E. Whitbeck**, Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary;* ***Kevin J. Buehler**, Senior Vice President, Global Markets and Chief Marketing Officer*

To Our Shareholders:

For more than 60 years, Alcon has been a trusted leader in ophthalmology by consistently delivering high quality products that meet the needs of patients, doctors and other eye care professionals. We have achieved this leadership position by always looking forward to the future and focusing our entire organization on initiatives that bring the most advanced eye care products to people around the world. The combination of global demographic trends and the significant unmet medical needs that exist in eye care provide a strong base for future growth in the years to come.

Our business strategy is focused on achieving solid financial results on a consistent basis and building a strong foundation for future growth. In 2008, Alcon's sales rose 12.4 percent to $6.29 billion compared to 2007, with important contributions from all of our product categories and geographic regions. Currency had a favorable 2.9 percent impact on our sales. The remainder of our growth was primarily from unit sales growth, new products and our 2007 acquisition of a majority interest in WaveLight AG. Operating profit rose 17.5 percent to $2.2 billion, even while we made significant investments in our sales force and global infrastructure and continued to fund research and development at high levels. The unprecedented declines and volatility in the financial markets led to a loss of $134 million on our $3.0 billion cash and investment portfolio. Although these losses were more than offset by a tax agreement of $236 million with the U.S. Internal Revenue Service and a lower effective tax rate arising from tax benefits associated with our establishment of a shared service center in Switzerland. As a result, net earnings in 2008 increased 29.0 percent to $2.0 billion, or $6.79 per diluted share, compared to $5.25 per diluted share in 2007.

With this strong performance and solid financial position, our board of directors has recommended a 2009 dividend of 3.95 Swiss francs per share, which is a 50 percent increase from the per share dividend declared in 2008. The continued steady growth in our dividend is reflective of the solid financial performance and outlook that we have for the long term.

Integral to Alcon's success is our broad geographic scope and global infrastructure. The benefits of this global reach were clearly demonstrated in 2008 with international markets contributing more than 55 percent of global sales. International sales grew 19.1 percent to $3.5 billion, led by strong product performance and a favorable foreign exchange environment. While all of our international markets performed well, emerging markets grew 21.5 percent and now account for 18.3 percent of global sales. These fast-growing markets are characterized by medical needs in eye care that can be substantially met with Alcon's current offerings, and we are highly focused on developing these markets to increase access to our sight-saving technologies. In the United States, challenging economic conditions had a negative effect on market growth in pharmaceuticals, which partially offset solid surgical and consumer sales growth and led to a 5.0 percent increase in U.S. sales to $2.8 billion.

During 2008, Alcon's surgical product line, which accounts for 46 percent of global sales, expanded its market share leadership in cataract and vitreoretinal surgery and made important gains

2008 Highlights

- Global sales rose 12.4 percent to $6,293.7 million.
- Diluted earnings per share increased 29.3 percent to $6.79.
- The board of directors recommended to increase the annual dividend 50 percent to 3.95 Swiss francs per share.
- Through its global commercial execution capabilities, Alcon achieved broad market share gains in most therapeutic categories.
- Alcon achieved the number two market share position in glaucoma, the largest therapeutic category in ophthalmology.

- The company gained approval of several important new products, including the AcrySof® ReSTOR® Aspheric, +3.0 add intraocular lens (IOL), Patanase® nasal spray in the United States and Azarga® ophthalmic suspension in the European Union.
- To meet global demand growth in the future, Alcon commenced expansion of its Huntington, West Virginia, and Cork, Ireland, IOL manufacturing facilities and announced it would build a new pharmaceutical manufacturing plant in Singapore.

in refractive surgery. On a global basis, more than 60 percent of micro-incision cataract surgeries were performed with Alcon equipment, including the most advanced phacoemulsification system on the market today, the **Infiniti®** vision system. During 2008, we launched the **Laureate®** world phaco system, which advances the performance of cataract equipment while meeting the specific cost and access needs of emerging markets. We also launched the **CONSTELLATION®** vitreoretinal system to replace the **Accurus®** surgical system, which has been the market leader for almost 10 years. The **CONSTELLATION®** significantly increases the safety and efficiency of the complex surgeries that are performed on the retina and in the back of the eye. Finally, we made excellent progress on integrating the acquisition of a majority interest in WaveLight AG and its **ALLEGRETTO™** refractive laser to expand placements and increase our share of LASIK procedures, albeit in a market that declined sharply due to the economy.

While the foundation of our surgical product line has been built on our equipment platforms, most of our sales come from single-use products, the most important of these being intraocular lenses (IOLs). Alcon maintained its global leadership in IOLs with the continued strong performance of the **AcrySof®** family of lenses, which topped $1 billion in sales for the first time in our history. We did especially well in advanced technology intraocular lenses, including the **AcrySof® ReSTOR®** and **AcrySof® Toric** intraocular lenses, which correct for presbyopia and astigmatism. Together, sales of these lenses increased 46 percent and accounted for almost 20 percent of IOL dollar sales. The market opportunity for these high-technology lenses is very large. With a market penetration rate of about five percent globally, we expect to see continued strong sales in this category. In December, we received U.S.

approval of the **AcrySof® ReSTOR® Aspheric, +3.0 add** lens, the latest technology advancement for presbyopia correction. This new lens significantly improves the range of quality vision for presbyopic cataract patients and will be integral to further expansion of this market and our leadership position in it.

Our pharmaceutical product line, which accounts for 41 percent of global sales, also delivered solid results, as sales rose 10.7 percent to $2.6 billion in 2008, primarily attributable to strong growth in international markets. Japan contributed significantly to this growth due to our sales force expansion there and the launch of three new pharmaceutical products in Japan since 2006. We also had important contributions from our European region where pharmaceutical sales rose 17.3 percent. The strength of our international pharmaceutical sales offset a sales slowdown in the United States, where prescription demand was negatively affected by the economy. Despite these market challenges, Alcon posted solid share gains in the United States in the key categories of glaucoma, allergy, ocular infection and otic infection.

Despite the challenging market environment, our pharmaceutical team demonstrated excellent commercial execution capabilities in 2008 by achieving significant global market share gains in the major pharmaceutical categories in which we compete. The largest and most important of these is glaucoma, where we have products in every major class of drug used to treat this disease. A significant milestone for Alcon in 2008 was the achievement of the number two global market share position in glaucoma, which was led by solid market share gains from the **TRAVATAN®** family of products (**TRAVATAN®**, **TRAVATAN Z®** and **DuoTrav™** ophthalmic solutions). We also extended our market leadership in allergy with continued gains



Global Sales
In millions of U.S. dollars

2004: 3,914
2005: 4,368
2006: 4,897
2007: 5,599
2008: 6,294

Market leadership, broad product offerings and new product introductions have led to steady sales growth.



Net Earnings
In millions of U.S. dollars

2004: 822
2005: 931
2006: 1,348
2007: 1,586
2008: 2,046

Favorable product mix, prudent financial management and a lower tax rate have resulted in strong earnings growth.



Dividend Payout
In millions of U.S. dollars

2004: 169
2005: 302
2006: 417
2007: 613
2008: 750

Solid financial performance has allowed for consistent increases in the annual dividend.

by **Pataday**™ ophthalmic solution in the United States and **Patanol**® ophthalmic solution in other markets, which combined to raise our global market share to 19 percent, an increase of approximately 2.5 share points from 2007. We did very well in the infection category, where **Vigamox**® ophthalmic solution gained global market share and increased global unit demand by 22 percent in the ophthalmic fluoroquinolone market. Finally, **CIPRODEX**® otic suspension, which is a drug used for the topical treatment of ear infections, expanded its global market leadership by 3.6 share points and the Alcon otic franchise now commands 33.4 percent of the U.S. market.

Our consumer product line, which accounts for 13 percent of global sales, had another solid year with sales rising 8.3 percent to $851 million in 2008. We achieved this result by maintaining our U.S. market share gains of 2006 and 2007 resulting from the recall of competitive products to our **OPTI-FREE**® contact lens disinfectant franchise. We also gained share globally as we benefited from increased appreciation for the disinfecting efficacy of **OPTI-FREE**® **RepleniSH**® disinfecting solution, which is the leading branded contact lens disinfecting product on the market in the United States. We also continued to realize share gains and sales growth in the artificial tears category, where we launched the newest version in the **Systane**® brand family, **Systane**® **Ultra**. Patient preference surveys cite this new product as having a greater and longer-lasting effect on dry eyes than other products in this category.

Critical to Alcon's current and future success is the investment we make in our people and resources. In 2008, we invested $619 million, or almost 30 percent of our pretax profits, into research activities — the largest corporate investment in eye

care research in the world. The core of our research strategy is to bring to market new drugs and devices to address unmet medical needs in the areas of glaucoma, retinal and corneal disease, cataract removal and intraocular lenses, refractive surgery and contact lens solutions. Alcon has a long history of developing groundbreaking products that advance the standard of care in these areas. We plan to build on these accomplishments and expand our capabilities by adding new skill sets in areas like translational medicine and biologics. We also are responding to the increasing need to clearly differentiate the benefits of new products versus current therapies by managing our resources and research productivity with even greater discipline.

Without question, the eye care market has some of the most attractive demographics in healthcare. Most eye disease is age-related and there are tremendous unmet medical needs due to lack of access in emerging markets, as well as an opportunity for products that address the underlying causes of eye diseases rather than the symptoms. Furthermore, most eye care drugs and devices are relatively low cost and deliver significant improvements in quality of life, effectively delivering an excellent cost-benefit for individuals and societies.

To address the future demand for our products, we began the design, engineering and construction on three major capital projects in 2008. We started construction in 2009 in Singapore of our first pharmaceutical plant in Asia. This facility will service the rapidly growing needs of the emerging countries in this region. We also commenced two projects to expand our IOL manufacturing facilities in Huntington, West Virginia, and Cork, Ireland. These expansions reflect not only the need to meet



Geographic Revenue Split
Full Year 2004
percent of total sales

- United States
- Emerging International
- Developed International



Geographic Revenue Split
Full Year 2008
percent of total sales

- United States
- Emerging International
- Developed International

International markets as a whole, especially in emerging countries, have grown in importance over the past four years. Since 2004, emerging markets have been a major source of revenue, growing 6.0 percentage points as a total percent of sales.

growing demand from emerging markets and aging populations, but also the dramatic increase in the variety of lenses required to meet the needs and desires of cataract patients.

Alcon experienced a significant shareholder change in 2008, with the agreement between Novartis AG and our majority owner, Nestlé, S.A., that provides for the potential sale of Nestlé's stake in Alcon to Novartis in a two-step transaction. Under this agreement, Novartis acquired slightly less than 25 percent of Alcon's shares in July, and has the option to acquire Nestlé's remaining 52 percent beginning January 1, 2010, and extending through July 31, 2011. We welcome Novartis as a strategic shareholder and believe its investment validates the potential of the eye care market and Alcon's leadership position in it.

In addition to this ownership change, I will retire as president and chief executive officer of Alcon on March 31, 2009, although I will continue to serve as a director and non-executive chairman of the board. It has been my honor to lead Alcon the last four and a half years, and I have the utmost confidence in Kevin Buehler, who will take over my responsibilities as president and chief executive officer on April 1, 2009. Kevin has been with Alcon for 24 years and his experience spans most of our commercial areas. Most recently, Kevin has managed our global marketing and sales operations in his position as senior vice president, global markets and chief marketing officer.

As a result of the global economic downturn, healthcare markets are being tested as never before. Despite this challenging market environment, Alcon's financial strength and flexibility, along with its industry leadership and global capabilities, position us for future growth. We have a broad array of market-leading products, excellent demographics in our industry and a demonstrated ability to develop new products and effectively market them on a global basis. In response to the current environment, we have prioritized our spending in 2009 to strategic areas that drive growth, especially the research and development of new products and demand creation for existing products. I firmly believe that by doing this, and with appropriate management of our overall cost structure, we will emerge from this difficult period even stronger than we are today.

In conclusion, I would like to thank our 15,000 employees in more than 75 countries who dedicate themselves to making Alcon the first choice for eye care products and the trusted partner of eye care professionals around the world. It is their hard work and dedication that has made Alcon the leader in eye care today, and that will support our growth in the future. Together with eye care professionals around the world, we will bring more and better solutions for eye disease to more people.

Cary Rayment

Cary Rayment
Chairman, President and
Chief Executive Officer
Alcon, Inc.
March 17, 2009





Global Sales Force by Region
In percent

- United States
- Europe, Middle East and Africa
- Canada, Australia and Asia
- Latin America and Caribbean Markets
- Japan

Alcon has an unmatched ability to effectively communicate the benefits of our products to doctors and the healthcare community. Relationships we have with the eye care community are critical to our success and represent a significant competitive advantage.

Global Execution Capability

A critical component of our success in serving the needs of the eye care community around the world is our ability to develop, manufacture, deliver, service and market high-quality products on a global basis.

Global Sales Reach Throughout Eye Care

The Alcon global sales force is the largest and one of the best-trained ophthalmic sales forces in the industry today. We have more than 3,700 salespeople around the world directly supporting the needs of our customers. While many companies have sales representatives who target a single product, Alcon sales representatives understand our portfolio of products, enabling them to clearly differentiate the products they

recommend. Our salespeople are trained to recognize opportunities outside of their product set and get the right resources into a doctor's office to address his or her patients' needs. This allows our consumer sales force to cross-sell pharmaceutical products to U.S. optometrists, while our cataract sales force can identify opportunities to sell the drugs used during cataract surgery.

To further capitalize on this competitive advantage, in 2008 Alcon invested in sales force expansions in Japan, the United States, eastern Europe and emerging markets. These expansions were targeted at strategic market opportunities and new product launches. In Japan, we doubled our sales force to support the ongoing activities of three new



pharmaceutical products approved since 2006. This investment led directly to the first-year success of our glaucoma drug, **TRAVATANZ®** solution, which gained more than 10 percent of the Japanese prostaglandin market in December 2008. In addition, **Patanol®** increased its share of the Japan allergy market from 13.9 percent in 2007 to 22.3 percent in 2008 at the height of the allergy seasons. Elsewhere, we saw solid and broad market share gains that resulted from the expansion of our global sales reach.

Alcon continues to reinvest in its direct selling and global sales training to protect and grow our trusted and knowledgeable sales force. The combination of our world-class, global sales

To support new product introduction and market development, Alcon invested in sales force expansions in Japan, the United States and emerging markets. With more than 3,700 salespeople, Alcon has the largest sales force in ophthalmology.





Operating Margin
as a percent of sales

72.4%   75.3% 75.3% 75.0%   76.6%

2004   2005   2006   2007   2008

Alcon's dedication to effectively managing costs has led to an increase of 1.6 percentage points in 2008.



Capital Expenditures
as a percent of sales

3.7%   3.7%   4.5%   4.1%   4.8%

2004   2005   2006   2007   2008

Alcon raised its capital expenditures in 2008 to fund projects that will be needed to meet future demand.

organization and our strong product portfolio has given Alcon a significant advantage over our competition to grow our market share around the world.

Manufacturing and Distribution Network

Given the nature of our products, quality and precision are at the forefront of our manufacturing operations. Alcon is known as a trusted partner in ophthalmology, not only because of the efficacy and safety of our products, but also because of our ability to manufacture high-quality products that meet the needs of doctors, patients and consumers.

We manufacture our products in 13 locations on three continents. Each plant is specialized to meet the highest standards of quality and efficiency to ensure that the safety of our products is never compromised. We then support the local markets by delivering and servicing our products through our own distribution network, which spans more than 75 countries. This network delivers the highest level of customer service in all markets while effectively managing our costs. It also allows us to interact directly with our customers, rather than through distributors that may not be totally focused on Alcon's products and customers.

Adapting to Changing Environments

As we continue to see demand for our products increase in emerging markets, primarily in Asia and eastern Europe, Alcon has adapted

Global Reach



★ Headquarters
◆ U.S. General Office
● Manufacturing Facility
■ Research & Development Operations
▲ Owned Subsidiaries

its manufacturing and distribution practices to meet these opportunities. In 2008, Alcon began the design, engineering and construction on three major capital projects designed to increase the capacity and efficiency of our global manufacturing network: a new pharmaceutical manufacturing facility in Singapore and expansions in our Huntington, West Virginia, and Cork, Ireland, intraocular lens plants. The additional capacity of these facilities will ensure that Alcon satisfies the increasing market demand for our products due to aging populations, development of emerging markets and a desire for better and more customized choices in eye care.

Developing Manufacturing Capacity to Meet Future Demand

Singapore Manufacturing Plant

- Broke ground in 2009 and scheduled to become fully operational in 2013
- Expects to manufacture key pharmaceutical brands such as **TRAVATAN®**, **Patanol®**, **Vigamox®** ophthalmic solutions and **Systane®** eye drops
- New 180,000-square-foot facility is expected to manufacture 53 million units in the third year of operation

Huntington, West Virginia Manufacturing Expansion

- Huntington is the world's largest intraocular lens manufacturing site
- Broke ground in 2008 on a 74,000-square-foot building that is to be online in 2011
- Additional capacity is expected to meet global demand for advanced cataract surgical products



Emerging Market Cataract Opportunities

population over 65 years old in millions



	Annual % Cataract Procedures over 65 years	% Small-incision Surgery
United States	7.0%	97%+
Russia	1.4%	40-45%
India	7.4%	5-10%
China	0.6%	30-35%
Brazil	2.5%	80-85%

Source: United Nations

There is a high standard of care for surgery in developed markets. However, in emerging markets, Alcon needs to work with ministries of health to increase the standard of care as well as expand access to small-incision cataract surgery that results in better vision outcomes. With large populations over the age of 65 and the prevalence of cataracts in the general population, Alcon has a large opportunity to grow its share by educating and promoting benefits of small-incision cataract surgery to surgeons and patients in emerging countries.

Global Market Opportunities

Alcon's success is supported by the breadth and quality of our products, solid commercial execution, world-class employees and a commitment to innovation. Building on this solid foundation, our future will continue to be fueled by an expanding patient base as people age, the introduction of existing products into new markets and the discovery and development of products in new therapeutic areas.

Demographic Trends

The United Nations estimated that the global population over 65 years of age will more than double by 2030. Although the consumption of eye care products spans all demographic categories, the World Health Organization estimates about 75 percent of eye disease is associated with aging. As medical technology expands and the global standard of living continues to rise, people will not only live longer, but will also require greater access to high-quality medical care. We believe that these demographic trends should drive increasing demand for eye care products for many years to come.

Market Development

Alcon's products are currently distributed across the globe, but there remains a significant opportunity to introduce key products into new markets, as well as to further develop underserved countries. Global brand development, both through the sustained growth of market share and the global rollout of existing products into new markets, remains a key driver of long-term value. The global expansion of **TRAVATAN Z®**, the **AcrySof®** family of intraocular lenses, **Pataday™**, **OPTI-FREE® RepleniSH®** and the **Systane®** franchise are successful examples.



While the majority of our sales originate in developed countries, we are committed to extending and enhancing our infrastructure in emerging markets to fulfill the need for eye care products and services in these underserved areas. Significant opportunity exists to improve the quality of eye care with advancements in cataract surgery, through the expansion of small-incision phacoemulsification and high-quality, foldable intraocular lenses. We expect the **Laureate®** world phaco system and the **AcrySof®** intraocular lens will be the cornerstone of this growth.

Unmet Medical Needs

The discovery and development of products and therapies to treat unmet medical needs or those with limited current therapies, such as age-related macular degeneration and dry eye, will be the foundation for future growth in the eye care field. Another example is glaucoma, where current medications only treat symptoms of the disease but not its underlying causes. Significant opportunities also exist to customize visual outcomes for cataract patients and provide them with the full visual capabilities they had when they were younger.

Our continued investment in and commitment to ophthalmic research is the basis for the future discovery of new technologies that will preserve, restore and enhance vision. We believe that our longstanding track record of innovation and product development combined with our commercial capabilities will allow us to bring new products to market to address these unmet medical needs and fuel our growth in the future.



Alcon will drive future innovation with an increased focus on products that address unmet medical needs in glaucoma, retinal disease, dry eye, allergy, infection and cataract, refractive and vitreoretinal surgery.

Commitment to Innovation

Alcon's mission is to develop products that improve the quality of life by helping people see better. Although we currently offer an industry-leading breadth of innovative products across the globe, there are underserved ophthalmic conditions and disease causalities that remain untreated by available science and technology. Our focus on these unmet medical needs, and our commitment to near- and long-term pipeline development, ensure that Alcon will significantly influence the next generation of ophthalmic treatment.

With ophthalmology's largest research and development organization, Alcon is uniquely positioned to capitalize on these opportunities through the strength of its approximately 1,700 R&D employees. We have talented researchers and scientists across our three product research arms — Pharmaceutical, Surgical and Consumer — as well as in specialized disciplines such as drug formulation. Organized into Centers of Excellence,

each team works to break down organizational silos, improve communication and provide specific expertise at each step of the development process. By enabling more effective communication, our research and development teams can maximize core competencies to achieve our goal of delivering both incremental therapies and breakthrough products.

Throughout its more than 60-year history, Alcon has exhibited unwavering dedication to improving ocular health. Alcon's commitment to research and development stands as the single largest corporate investment dedicated to the advancement of eye care. In 2008, we spent $619 million on research and development — a 9.6% increase over 2007 — and we expect to invest at least an additional $3 billion over the next five years. However, increased spending alone does not equate to approvals from health and regulatory bodies. To maintain our proven track record, Alcon is focused on screening and monitoring projects and identifying those with



the greatest potential for success and highest patient benefit. Our future growth will be fueled by the successful identification of unmet medical needs and addressing those opportunities through innovation.

Alcon's pipeline strategy is built upon the strong foundation of our core competencies in pharmaceutical formulation, biomedical engineering and medical technology devices. We supplement these competencies with a focus on developing selected partnership opportunities to maximize the effectiveness of our research investment. Alcon applies proven scientific models and formulation capabilities to deliver new technologies and breakthrough products with superior benefit-to-risk ratios. Additionally, Alcon leverages its relationships with doctors to better understand the needs of the ophthalmic community, more effectively target our investment and provide incremental improvements to efficacy, safety, cost and the convenient use of therapies.

R&D Expenditures
in millions of U.S. dollars



Alcon expects to invest over $3 billion into research and development over the next five years to develop the next generation of ophthalmic products.

R&D Expenditures by
Therapeutic Category
in percent



- Surgical
- Pharmaceutical
- Consumer



Alcon applies its strategic focus to selected disease conditions by identifying an unmet medical need, understanding the scientific causality and evaluating the economic value. Across each of our three product lines, Alcon has identified specific areas of interest that not only align with our competencies and organizational capabilities, but will also yield advancements in the treatment of eye conditions and diseases. In glaucoma, we are targeting several patient needs, including underlying disease causation, better corneal health and enhanced patient compliance. In cataract surgery, we are developing IOL technologies that give patients more options for vision without glasses after surgery. We are also building the foundation of increased customization of lenses to provide optimal vision for each individual patient.

At Alcon, we understand that both internal and external research and development resources must work in concert to identify, cultivate and advance new technologies to supplement our product pipeline. Maintaining external relationships can reduce our internal development costs while gaining access to an extended network of research and capabilities. To achieve this, Alcon collaborates with large and small pharmaceutical and biotech companies to identify and screen compounds for potential applications to the eye. Through partnerships, we also explore different methods of drug delivery and new scientific areas. In addition, we maintain an extensive network of relationships with scientists working in university laboratories and with leading ophthalmologists, inventors and investigators

"Alcon manages the R&D process to steadily enhance the standard of care on a global basis and to develop differentiated new products that allow doctors to better treat their patients."

— Sabri Markabi, M.D., Senior Vice President of Research and Development and Chief Medical Officer



in the pharmaceutical and surgical product fields. These collaborative scientific interactions complement our internal technical capabilities and core competencies with leading-edge research from academia and recognized surgeons.

Alcon's position within the eye care industry is a direct result of the dedicated efforts of our world-class researchers and our proven capability to discover and develop new products. We are committed to bringing new and incremental therapies to the market to address unmet medical needs and improve ocular health because we know that doctors and their patients are waiting.

R&D Strategic Principles

- Focus primarily on age-related eye diseases where there are unmet medical needs
- Steadily increase investment in new product development
- Manage clinical programs to provide clear differentiation from competitive products and demonstrate therapeutic improvements
- Invest appropriately to market opportunity
- Blend internal research with external licensing and partnering
- Register products globally

Areas of R&D Focus

Pharmaceutical

- Glaucoma, retina, dry eye, allergy, infection and inflammation therapies

Surgical

- Equipment and products for cataract, vitreoretinal and refractive surgery

Consumer

- Contact lens care, dry eye and general ocular health



Since its launch in late 2007, **TRAVATANZ®** gained more than 10 percent of the Japanese prostaglandin market through differentiation against its key competition.

Broad and Diverse Product Portfolio

Alcon offers the broadest line of eye care products available to the eye care professional. The breadth of our product portfolio and our unwavering dedication to continually bring new products to market that advance the standard of care and enable people to see better has made Alcon the industry's recognized global leader.

Market Leadership

Alcon has many leading market share positions across its three major product lines: Pharmaceutical, Surgical and Consumer. These positions are a result of our commercial execution capability through which we communicate the benefits of our product portfolio.

Pharmaceutical

In the largest and most important ocular pharmaceutical category, glaucoma, Alcon gained the number two market position due to gains by the **TRAVATAN®** line of products, including

TRAVATAN Z® and **DuoTrav™**. The success was supported by continued growth for **Azopt®** ophthalmic suspension, which has become an important adjunctive therapy for glaucoma patients. **Patanol®** and once-a-day **Pataday™** combined to expand Alcon's market leadership in ocular allergy, while **Vigamox®** continues to be the leading fluoroquinolone product for the eye. Alcon also markets topical anti-infective products for the ear, and its **CIPRODEX®/Cipro® HC** franchise has become the preferred treatment in the U.S. market.

Surgical

Alcon is the global market leader in cataract and vitreoretinal surgery and the number two company in refractive surgery. In cataract surgery, the **AcrySof®** family of lenses is the most frequently implanted intraocular lens, accounting for approximately half of all ocular implants worldwide. Since their introduction in 1994, more than 35 million **AcrySof®** lenses have



been implanted globally. The brand reached a significant milestone in 2008 when it exceeded $1 billion in annual sales for the first time. Sales growth in this product line continues to be driven by technological innovation through the combination of cataract treatment with the correction of refractive error.

Alcon's **Infiniti**® vision system is the gold standard for cataract surgery and accounts for about 60 percent of small-incision cataract surgeries worldwide. Similarly, the **Accurus**® vitreoretinal system leads the market and is used in nearly 70 percent of vitreoretinal surgeries globally. With the acquisition of a majority interest in WaveLight AG, Alcon regained the number two position in refractive surgery in 2008 and made progress in growing market share in a challenging market environment.

Global Surgical Market Share
In percent of dollar value share



| 2004 | 2005 | 2006 | 2007 | 2008 |

Our surgical sales have grown 5.9 share points in the global ophthalmic surgical marketplace.

Source: 2008 Market Scope, LLC

Global Market Share
Leader in Intraocular Lenses
In percent of dollar value share



| 2004 | 2005 | 2006 | 2007 | 2008 |

*Alcon has gained 5.1 share points in the last 5 years, led by its **AcrySof**® platform of intraocular lenses.*

Source: 2008 Market Scope, LLC

U.S. Contact Lens Care Solutions
Equivalent Unit Market Share
as of year-end 2008



- ■ Alcon
- ■ Private Label
- ■ Other Brands

Source: Alcon Best Internal Estimates

Patanol®/Pataday™
U.S. Unit Market Share
as of year-end 2008



- ■ Patanol®/Pataday™
- ■ Other Brands

Source: WK Health

ALCON 2008 Annual Report 17

Surgical

With the #1 market share in cataract and vitreoretinal surgical products and the #2 position in refractive surgery, Alcon remains the recognized leader in ophthalmic surgery worldwide.



Pharmaceutical

Alcon holds #1 market share positions in ocular allergy, topical ocular and otic anti-infectives and the #2 market share position in glaucoma globally. This makes Alcon the largest specialty pharmaceutical company in eye care.

Consumer

Alcon is the largest manufacturer of consumer eye care products worldwide, excluding contact lenses and eyeglasses. Together, **OPTI-FREE® RepleniSH®** and **OPTI-FREE® EXPRESS®** solutions hold the top position of the global market for multipurpose contact lens disinfecting solutions. These products employ our proprietary, dual disinfecting **POLYQUAD®** and **ALDOX®** preservative systems and enhances cleaning while maintaining comfort and convenience for patients. The **Systane®** family of products is leading the growth of over-the-counter artificial tears, while the **ICAPS®** brand of ocular vitamins is the number two brand in this product category.

Product Line Growth and Expansion

Alcon is continuing to broaden its comprehensive line of market-leading products and advance its market leadership position of key brands. New product approvals and significant growth in many therapeutic categories extended across all three product lines.

Technology Drives Surgical Growth

The year was marked with significant growth and product line expansion for our **AcrySof®** brand of intraocular lenses (IOLs). We experienced continued migration to the most advanced conventional monofocal IOL, **AcrySof® IQ**, which improves contrast sensitivity and night vision. But the most exciting category in surgical is advanced technology IOLs that correct for presbyopia and astigmatism. Together, the **AcrySof® ReSTOR® Aspheric** Lens for presbyopia and the **AcrySof® Toric** lens for astigmatism saw U.S. dollar sales jump 46.3 percent in 2008. In December, the company received U.S. approval of its next-generation presbyopia-correcting lens, the **AcrySof® ReSTOR® Aspheric, +3.0 add** intraocular lens, which provides full range of vision with a more comfortable reading distance and improved intermediate vision. Alcon also launched its **AcrySof® Phakic** lens outside the United States, which provides an alternative to refractive laser surgery for patients with moderate to high levels of nearsightedness.



Consumer

Alcon's well-known, worldwide **OPTI-FREE**® brand of contact lens disinfectants includes its newest product **OPTI-FREE**® **RepleniSH**®. Together with dry eye drops and ocular nutritional supplements, Alcon is the market leader in over-the-counter consumer eye care products.



Alcon introduced two new surgical systems to meet surgeons' needs in cataract and vitreoretinal surgery. The state-of-the-art **CONSTELLATION**® vision system includes intraoperative measurement of intraocular pressure and a doubling of cutting speed to 5,000 cuts per minute, which, along with other features, allows for more precise, safe and efficient retinal surgery. We also launched the **Laureate**® world phaco system and related disposables tailored to the needs of developing markets.

Glaucoma Fuels Pharmaceutical Sales

Alcon experienced significant sales growth with its line of intraocular pressure lowering ophthalmic solutions for treatment of patients with glaucoma. Growth was marked by a successful launch of **TRAVATANZ**® in Japan, significant market share growth in the United States and increased adoption of the combination product, **DuoTrav**™, outside the United States. Adding to this portfolio, Alcon received approval of **AZARGA**® ophthalmic

suspension in the European Union, which combines the benefits of **Azopt**® and timolol to deliver more convenient and cost-effective treatment of glaucoma.

Global Brands Lead Consumer Products

Alcon's consumer vision care franchise continues to see growth due to successful globalization and market retention strategies with the newest product in the **OPTI-FREE**® line, **OPTI-FREE**® **RepleniSH**®. We also continued to innovate in the dry eye category with the U.S. launch of **Systane**® **Ultra**, which provides the same protection and comfort of **Systane**® in a droppable gel that reduces blurring on instillation. The **Systane**® brand of products is now the number one doctor recommended over-the-counter dry eye therapy in the United States.



At Alcon, we recognize that our commitment to help preserve, enhance and restore vision around the world is part of our responsibility as a corporation.

Making A Difference

Alcon's position as the global leader in eye care carries with it the responsibility to do everything we can to improve eye health throughout. The world. We are dedicated to improving patient access to eye care by increasing the capacity, quality and sustainability of health care systems through our direct contributions, surgical skills training and market development activities. Our goal is to make a permanent impact by helping countries around the globe provide better eye care to their citizens so they can see better to live fuller, more productive lives.

Alcon founded its Global Medical Missions Program more than 40 years ago in response to the desperate need for ophthalmic medical supplies in underdeveloped countries. In 2008, our missions program donated over $35 million in pharmaceutical and surgical products, enabling more than 1,200 medical missions that restore vision to people around the world. Through The Alcon Foundation, we support efforts that advance eye health education, improve the quality of eye care and increase access for patients to sight-saving drugs and technologies. The Foundation's support also extends to organizations that enhance the quality of life in communities where Alcon employees live and work. Through our patient assistance program, Alcon Cares, Inc., in 2008 we provided 30,000 economically disadvantaged patients in the United States the drugs they need to prevent vision loss.



Clearly we cannot win the fight against preventable blindness alone. To that end, we partner with organizations like ORBIS International, Mercy Ships, Project HOPE, Surgical Eye Expeditions International, Inc. and Prevent Blindness America in the belief that, together, we can better achieve our goal of preserving vision and restoring sight to the greatest number of people around the world.

Alcon funds and supports many philanthropic organizations on a global basis.

- Over the past three years, Alcon has contributed $136 million in financial and product support to charitable organizations.

- Alcon donates pharmaceutical products and surgical equipment to countries in need, supporting more than 1,200 medical missions a year.

- The Alcon Foundation provides grants to U.S.-based philanthropies, however, its impact is worldwide. Alcon supports ORBIS and Mercy Ships, which both provide ophthalmic benefits to less fortunate people around the world.

Global Giving
in percent



- Improving Patient Care
- Aiding Global Eye Health
- Supporting Communities
- Advancing Eye Health & Education

7%
11%
27%
88%

ALCON 2008 Annual Report 21

Alcon At A Glance

Global Sales
in millions of U.S. dollars



Global Surgical Revenues
in millions of U.S. dollars



Operating Income
in millions of U.S. dollars



Global Pharmaceutical Revenues
in millions of U.S. dollars



Diluted Earnings Per Share
in U.S. dollars



Global Consumer Revenues
in millions of U.S. dollars



Financial Highlights

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(in millions except per share data)				
Statement of Earnings Data:					
Sales	$ 6,294	$ 5,599	$ 4,897	$ 4,368	$ 3,914
Cost of goods sold	1,472	1,398	1,215	1,078	1,082
Gross profit	4,822	4,201	3,682	3,290	2,832
Selling, general and administrative	1,961	1,694	1,399	1,594	1,237
Research and development	619	564	512	422	390
In process research and development	–	9	–	–	–
Amortization of intangibles	29	51	199	86	73
Operating income	2,213	1,883	1,572	1,188	1,132
Interest income	76	69	74	49	23
Interest expense	(51)	(50)	(43)	(39)	(27)
Other, net	(156)	27	14	5	(2)
Earnings before income taxes	2,082	1,929	1,617	1,203	1,126
Income taxes	36	343	269	272	254
Net earnings	$ 2,046	$ 1,586	$ 1,348	$ 931	$ 872
Diluted weighted-average common shares outstanding	301	302	309	312	311
Diluted earnings per common share	$ 6.79	$ 5.25	$ 4.37	$ 2.98	$ 2.80
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$ 2,032	$ 1,470	$ 1,406	$ 1,235	$ 1,048
Investing activities	(365)	(227)	(166)	(382)	(256)
Financing activities	(1,333)	(607)	(1,225)	(433)	(823)

	At December 31,				
	2008	2007	2006	2005	2004
	(in millions)				
Balance Sheet Data:					
Current assets	$ 5,219	$ 4,825	$ 3,462	$ 3,268	$ 2,644
Working capital	3,029	1,963	1,461	990	767
Total assets	7,551	7,016	5,427	5,228	4,468
Long term debt, net of current maturities	61	52	49	56	72
Total shareholders' equity	4,691	3,375	2,914	2,556	2,188

Corporate Information

Corporate Headquarters
Bosch 69
6331 Hünenberg, Switzerland
+41 (41) 785 88 88

Board Of Directors
Cary R. Rayment, Chairman[3]
Francisco Castañer, Vice Chairman[2,5,6]
Dr. Werner J. Bauer[2]
Lodewijk J.R. de Vink[2,4,5,6,7]
Gerhard N. Mayr[1,4,5,6,7,9]
Thomas G. Plaskett[3,4,5,6,7,9]
Paul Bulcke[1]
James Singh[3]
Daniel Vasella, M.D.[1,8,6]

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alcon.com‡

Common Stock
The company's common stock is listed on the NYSE under the ticker symbol ACL.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
www.bnymellon.com/shareowner/isd

Investor Relations
Doug MacHatton
Vice President of Investor Relations and Strategic Corporate Communications
6201 South Freeway (T7-5)
Fort Worth, Texas 76134
(817) 551-8805
1-800-400-8599

Auditors and Group Auditors in 2008:
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zürich, Switzerland

Proxy Item #4 proposes the election of auditors and group auditors in 2009:
KPMG AG
Landis + GYR - Strasse 1
CH-6304 Zug, Switzerland

Special Auditors
OBT AG
Hardturmstrasse 120
CH-8005 Zürich, Switzerland

Consolidated Financial Information

The Alcon, Inc. 2008 Financial Report containing the company's audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law are available in the Investors & Media section of the company's website at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing.

Alcon Investor Relations
6201 South Freeway (T7-5)
Fort Worth, TX 76134
Phone: 1-800-400-8599

Copies are also available for physical inspection at the company's headquarters at the address above.

¹Certain Alcon corporate governance documents are available on this website, including a comparison of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies. Our Chief Executive Officer and Chief Financial Officer have signed certain certifications required by the Sarbanes-Oxley Act of 2002.

(1) Term expires in 2009
(2) Term expires in 2010
(3) Term expires in 2011
(4) Audit Committee
(5) Nominating/Corporate Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Audit Committee Financial Expert
(9) Will not stand for re-election at the annual general meeting set for May 5, 2009

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this annual report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations. You should read this annual report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Cipro® and CIPRODEX® are a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG.
Moxifloxacin, the primary ingredient in **Vigamox®**, is licensed to Alcon, Inc. by Bayer Healthcare AG.
The market share data referenced in this annual report are from the following sources: Pharmaceutical products, IMS (Global), Wolters Kluwer Health (U.S.); Surgical products, Market Scope, LLC, industry data and company estimates; Consumer Products, AC Nielsen.

Designed by Eisenberg And Associates Dallas, Texas



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